Exhibit 21

Subsidiaries of Multi-Color Corporation

Subsidiary	State of Incorporation

MCC-Batavia, LLC	Ohio

MCC-Troy, LLC	Ohio

MCC-Uniflex, LLC	Ohio

Laser Graphic Systems, Inc.	Kentucky

MCC-Quick Pak, LLC	Ohio

MCC-Dec Tech, LLC	Ohio